375 West 200 South Suite 225| Salt Lake City, Utah 84111 | 801-534-4435

September 24, 2021

Howard Efron

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

Washington, D.C.  20549

Re: RealyInvest NNN, LLC

Amendment No. 9 to

Offering Statement on Form 1-A

Filed September 7, 2021

File No. 024-11345

Dear Mr. Efron:

We are in receipt of your comment letter dated September 23, 2021 regarding the Amendment to the Offering Circular (“Offering Circular”) on form 1A filed by RealyInvest NNN, LLC (the “Company”).  This letter sets forth the Company’s responses to your comments.  The Company is filing herewith, through EDGAR, an amendment of the Company’s Offering Circular (“Amended Offering Circular”) in response to your comments.

In order to assist you in your review of the amendment, we will respond to each of the comments contained in your letter in the order presented.  All initially capitalized terms in this letter have the same meanings given them in the amendment, unless the context otherwise requires.

Your comments and the Company’s responses to them are as follows:

Amendment No. 9 to Offering Statement on Form 1-A Filed September 7, 2021

Master Series Table, page 8

1.We note your revised disclosure on page 8 that the dividend rate is "Based upon available cash after payment of expenses and rental income based on cap rate of 5.25%." We further note your reference to the 5.25% cap rate in the distribution rights section on page 95.  Please tell us how you determined it was appropriate to reference the cap rate in these contexts.

In light of the potential for confusion related to the reference of a cap rate, we have removed such reference from the Master Series Table and elsewhere in the Amended Offering Circular.

Overview Structure, page 9

2.We note that the chart on page 10 indicates the existence of Series NNN-2 and NNN-3. We also note the reference on page 3 regarding additional Series. Please advise us of your timing and process to "amend this Offering" to include such Series. Please refer to Rule 251(d)(3)(i)(F).

In connection with this offering, the Company has designated Series NNN-1 and is offering shares in such series.  No additional Series are being offered by the Company as part of this offering.  Following the qualification of this Offering, the Company plans to conduct subsequent offerings of future series, however no such series has been designated at this time.  The Amended Offering Circular has been revised to clarify this disclosure.

Financial Information, page 17

3.In light of your ability to present unaudited forecasted financial information for the NNN- 1 Property, please tell us how you determined that it was appropriate to continue to include the unaudited tax basis financial information for the NNN-1 Property.

This table has been removed.

Offering Summary Distributable Cash, page 23

4.We note your definition of Distributable Cash. Please revise your offering circular to address the following:

a.Please clarify what is meant by "net rental income."

b.Please clarify how interest expense is incorporated into your definition of Distributable Cash.

We have revised our disclosure to remove the term “net rental income” and clarify that “Distributable Cash” consists of gross rental income received under the ease or sale proceeds less unreimbursed property expenses, loan payments (defined as payments of interest at the dividend rate on the outstanding principal balance) and capital expenditures.

Management Fee, page 24

5.We note your response to our comment 3 and your revisions to your offering circular. We are unclear how investors can anticipate the amount of Management Fees to be charged to a Series. In this regard, you state that the Manager may, in the future, charge a Management Fee of up to 10% of any Distributable Cash generated by a particular Series. Please tell us and revise your offering circular to clarify how the

Manager will determine if such a fee will be charged and how they will determine the percentage of Distributable Cash to charge.

The Manager will not charge a management fee as a percentage of Distributable Cash and all references to such have been removed from the Amended Offering Circular.

Series NNN-1 Unaudited Forecasted Financial Information, page 64

6.We note your response to our prior comment 5 and your revisions to your offering circular. We note your disclosure states that the unaudited forecasted financial information was prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information (the "Guidelines") and GAAP. We also note that your assumptions on pages 65 to 66 indicate that the forecasted financial information was presented on the tax basis of accounting. Please tell us how you determined it was unnecessary to provide the forecasted financial information on the U.S. GAAP basis of accounting in light of the historical financials of the Issuer being on the U.S. GAAP basis of accounting, your statement on page 64 regarding compliance with GAAP and compliance with the Guidelines. We refer you to paragraph 8.15 of the Guidelines, which states that financial forecasts usually should be prepared on a basis consistent with the accounting principles expected to be used in the historical financial statements covering the prospective period.

The Amended Offering Circular has been revised to remove reference to tax basis presentation and indicate that all financial statements have been presented in accordance with U.S. GAAP.

7.We note your response to our prior comment 5 and your revisions to your offering circular. Specifically, we note your forecast is for the year ending December 31, 2022. We further note your disclosure that you assume the acquisition of the NNN-1 Property will occur on October 1, 2021. Please tell us how you determined it was not necessary to present this information covering a 12 month period beginning on the estimated consummation date of the transaction. Please refer to Rule 11-03 of Regulation S-X.

The Amended Offering Circular has been amended to reflect the correct 12 month period for the forecasted financial statement.

8.We note your footnote (4) on page 66. Please revise to clarify, if true, that if the tenant does not reimburse the Series for such expenses, that the Series will be obligated to pay these costs.

We have revised footnote 4 to clarify that unreimbursed expenses will be paid by the Series.

9.We note your response to our comment 4 and your revisions to your offering circular. Please further revise note (5) on page 66 to clarify how you determined the amount of interest expense. In this regard, please revise, if true, to clarify that all available cash flow after expenses will go to pay interest expense.

Footnote (5) has been revised to read as follows:

The interest expense at all times shall be equal to a percentage of cash available for distribution determined by dividing the unpaid principal balance by the total amount of the purchase price for the Series NNN-1 Property.  For purposes of this estimate, this amount reflects a purchase price of $1,971,200, no sale of any of the Shares under the offering and no principal reduction and an unpaid principal balance on the Credit Facility of $1,971,200.   To the extent that the Company makes principal reduction payments with the proceeds of the Series NNN-1 Offering, the interest expense will be reduced or eliminated accordingly.

10.We note your revisions to your offering circular. Specifically, note (8) on page 66 indicates that other expenses includes management fees. Please address the following:

▪Please tell us and revise your offering circular to clarify if the management fees in note (8) include property management fees, Management Fees, and/or other management fees.

▪To the extent it includes Management Fees, please revise to clarify how such fees were calculated.

▪To the extent it does not include Management Fees, please clarify how you determined it was unnecessary to reflect such fees. In your response, please address your disclosure on page 92 that indicates you will begin paying Management Fees in late 2021.

▪Please revise your offering circular to clearly and consistently disclose and reflect the terms of your Management Fees throughout the entire document.

We have revised the Amended Offering Circular to remove references to Management Fees, including a revision to footnote 8 to remove references to management fee and property management fee and include “property related expenses”.

11.We note your statement that the Series NNN-1 unaudited forecasted financial information is not included in this Offering Circular in order to induce any prospective stockholder to purchase Shares. Please clarify for us how you determined it was appropriate to make that statement, or revise to remove it.

This statement has been removed.

Distribution rights, page 95

12.We note you removed your reference to a 4% dividend rate throughout the filing and you removed your distribution table and related disclosure. However, we note you continue to disclose a 4% dividend rate and retain a discussion of your calculation of estimated cash available for distribution for the initial 12 month period following this offering on page 95. Please advise or revise.

This was presented as an example only.  However, we have removed this paragraph to avoid potential confusion.

Thank you again for your direction and assistance in this matter.  We respectfully request your immediate assistance in helping move this forward.  Please contact me with any additional questions or comments.

Sincerely,

CARMAN LEHNHOF ISRAELSEN

/s/ J. Martin Tate
J. Martin Tate, Esq.